COUNTY MUTUAL FUNDS TRUST
1705 North Towanda Avenue
Bloomington, Illinois  61701

April 26, 2010

VIA EDGAR TRANSMISSION

Ms. Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Country Mutual Funds Trust (the “Trust”)
File Nos.: 333-68270 and 811-10475

Dear Ms. White:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on March 23, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 26 to its Registration Statement on Form N-1A.  PEA No. 26 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 22, 2010 for the purpose of conforming the Trust’s Prospectus for two of its series, Country VP Growth Fund and Country VP Bond Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 27 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 26 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Summary Sections of both the Country VP Growth Fund and Country VP Bond Fund:

1.
Please add a statement in the narrative preceding the “Fees and Expenses” table that the table does not include the effect of fees associated with variable annuity contracts or variable life insurance policies.

The Trust responds by adding the following sentences to the narrative preceding the “Fees and Expenses” table as shown below:

“The fees and expenses below do not reflect any fees and expenses imposed on shares of the Fund purchased through variable annuity contracts and variable life insurance policies (a “Contract”), which would increase overall fees and expenses.  Please refer to your Contract prospectus for a description of those fees and expenses.”

2.
Please delete footnote 1 to the “Fees and Expenses” table for the VP Growth Fund.  If the Adviser did not waive its advisory fees and/or reimburse the applicable Fund for expenses then footnote 2 for each Fund should be deleted.

The Trust responds by deleting footnote 1 for the VP Growth Fund.  However, since the Adviser did waive its advisory fees and/or reimburse the Funds for expenses then footnote 2 will remain for each Fund and will be revised to remove the reference to the Board’s conditional approval of the fee waiver.

3.	Please provide the revised “Fees and Expenses” table, including the aforementioned revisions.

The revised “Fees and Expenses” table for each Fund is shown below for your convenience:

VP GROWTH FUND

FEES AND EXPENSES OF THE FUND.
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  The fees and expenses below do not reflect any fees and expenses imposed on shares of the Fund purchased through variable annuity contracts and variable life insurance policies (a “Contract”), which would increase overall fees and expenses.  Please refer to your Contract prospectus for a description of those fees and expenses.

Shareholder Fees
(fees paid directly from your investment)                                                                                    N/A

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Other Expenses	0.61%
Total Annual Fund Operating Expenses	1.36%
Fee Waiver/Expense Reimbursement(1)	-0.46%
Total Annual Fund Operating Expenses After Fee Waiver/Expense reimbursement(1)	0.90%

(1) The Adviser and Custodian have agreed to waive fees and reimburse other Fund expenses until May 31, 2012 so that all custody fees are waived for the Fund and so that Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement do not exceed 0.90% for the Fund.  The fee waiver and expense reimbursement may be terminated at any time after May 31, 2012 at the discretion of the Adviser.

VP BOND FUND

FEES AND EXPENSES OF THE FUND.
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  The fees and expenses below do not reflect any fees and expenses imposed on shares of the Fund purchased through variable annuity contracts and variable life insurance policies (a “Contract”), which would increase overall fees and expenses.  Please refer to your Contract prospectus for a description of those fees and expenses.

Shareholder Fees
(fees paid directly from your investment)                                                                                    N/A

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses	0.67%
Acquired Fund Fees and Expenses(1)	0.02%
Total Annual Fund Operating Expenses	1.19%
Fee Waiver/Expense Reimbursement(2)	-0.47%
Total Annual Fund Operating Expenses After Fee Waiver/Expense reimbursement(1)(2)	0.72%

(1)  Acquired Fund Fees and Expenses are indirect fees and expenses that funds incur from investing in the shares of other mutual funds.  Please note that the amount of Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement shown in the above table will differ from the Ratio of Expenses to Average Net Assets (after expense waiver and reimbursement) included in the “Financial Highlights” section of the prospectus which reflects the operating expenses of the Fund and does not include indirect expenses such as acquired fund fees and expenses.

(2)  The Adviser and Custodian have agreed to waive fees and reimburse other Fund expenses until May 31, 2012 so that all custody fees are waived for the Fund and so that Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement do not exceed 0.70% for the Fund.  The fee waiver and expense reimbursement do not apply to acquired funds fees and expenses and may be terminated at any time after May 31, 2012 at the discretion of the Adviser.

4.	In the paragraph entitled “Bar Chart and Performance Table” please delete the reference to “before and after tax” performance.

The Trust responds by making the requested change.

5.
In the “Average Annual Return” table, please delete the line items for “Return After Taxes on Distributions” and “Return After Taxes on Distributions and Sale of Shares” as they are not necessary.  Similarly, delete the entire paragraph that follows the “Average Annual Return” table.

The Trust responds by making the requested change.

6.	In the “Average Annual Return” table, please delete the parenthetical “(Variable Underlying Funds)” from the name of the Lipper benchmark.

The Trust responds by making the requested change.

7.	Consider revising the “Tax Information” section to include a more general summary of the tax effects for Contract holders.

The Trust responds by revising the “Tax Information” section in its entirety as shown below:

“TAX INFORMATION
Distributions made by the Fund to an insurance company separate account, and exchanges and redemptions of Fund shares made by a separate account, ordinarily do not cause the corresponding Contract holder to recognize income or gain for federal income tax purposes. See the accompanying Contract prospectus for information regarding the federal income tax treatment of the distributions to separate accounts and the holders of the Contracts.”

Comments to the Statutory Prospectus:

8.	Please move the paragraph entitled “Fund Information” from the table of contents page to the cover page.

The Trust responds by making the requested change.

9.
In the section entitled “Purchase and Redemption Price – Market Timing,” please add language concerning the contractual agreements between the Funds and financial intermediaries holding shares in the Funds.

The Trust responds by adding the following language to the first paragraph of this section, a shown below:

“The Funds’ distributor has entered into written agreements with the Funds’ financial intermediaries or omnibus account holders, under which each intermediary must, upon request, provide the Funds with certain shareholder and identity trading information so that the Fund can enforce its Market Timing Procedures.”

10.
Consider whether the section entitled “Other Securities and Risks” should be deleted from the prospectus, on the basis that these are not the principal securities in which a Fund invests, and are not the principal risks affecting a Fund.

The Trust responds by deleting this section.

11.	On the back cover page, replace the reference from the IDEA Database to the EDGAR Database.

The Trust responds by making the requested change.

Comments to the Statement of Additional Information:

12.
The last paragraph under the section entitled “Control Persons and Principal Holders of Securities” states that “Country Investors Life Assurance Company generally votes the shares of the Funds held in separate accounts in accordance with instructions” it receives.  Please confirm that the disclosure is accurate, since the section entitled “Proxy Voting and Principal Holders of Securities,” states that the Funds have authorized the Adviser to vote proxies.

The Trust believes that the disclosure is accurate and that no further change is required.  The section entitled “Proxy Voting and Principal Holders of Securities” accurately states that the Advisor votes proxies for securities held in each Fund’s investment portfolio on behalf of the Funds, while the last paragraph under the section entitled “Control Persons and Principal Holders of Securities” accurately states that Country Investors Life Assurance Company votes proxies for shares of the Funds on behalf of its separate accounts.  However, the paragraph has been revised in order to be more precise, and is shown in its entirety below:

“COUNTRY Investors Life Assurance Company is an insurance company which markets variable annuities and variable universal life insurance policies (“Variable Annuity and Insurance Products”).  They are affiliated with the Adviser. The Funds are investment option choices within these Products.  To the extent there is a shareholder vote of the Funds, COUNTRY Investors Life Assurance Company generally votes the shares of the Funds participating in the Variable Annuity and Insurance Products in accordance with instructions received from the Variable Annuity and Insurance Products policy or contract holders.  COUNTRY Investors Life Assurance Company will vote shares for which no instructions were received or were not timely received in proportion to the voting instructions received from policy or contract holders.  The effect of this proportional voting is that a small number of shareholders may determine the outcome of the vote.”

13.
Please add language to the last paragraph under the section entitled “Control Persons and Principal Holders of Securities” stating that the effect of proportional voting is that a small number of shareholders may determine the outcome of the vote.

The Trust responds by adding the following sentence to this section: “The effect of proportional voting is that a small number of shareholders may determine the outcome of the vote.”

Comment to Part C

14.	Please add the language under Rule 484 of the Securities Act of 1933, as amended, to the end of Item 30.

The Trust responds by adding the following language:

“Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.””

*     *     *     *     *     *
If you have any additional questions or require further information, please contact Virginia Eves of Country Mutual Funds Trust at (309) 557-2629 or Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Sincerely,

Country Mutual Funds Trust

/s/ James M. Jacobs
James M. Jacobs
General Counsel & Secretary

cc:           Virginia Eves, Country Mutual Funds Trust
Edward Paz, U.S. Bancorp Fund Services, LLC